A4
3/11/2003

03012107

SI S
; COMMISSION
0549

cm

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED FEB 27 2003 WASH. D.C.

SEC FILE NUMBER
8-8193

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E. E. Powell & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 Gulf Tower
(No. and Street)

Pittsburgh	PA	15219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrea Vadas Evancho, Treasurer (412) 391-4594
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stokes & Hinds, LLC
(Name – *if individual, state last, first, middle name*)

9401 McKnight Road, Suite 205	Pittsburgh	PA	15237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrea Vadas Evancho, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E. E. Powell & Company, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer

Title

Notary Public

Notarial Seal
Diana L. McKay, Notary Public
Shaler Twp., Allegheny County
My Commission Expires July 14, 2005
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

E. E. POWELL & COMPANY, INC.
FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
December 31, 2002 and 2001

TABLE OF CONTENTS

Stokes & Hinds, LLC

Certified Public Accountants
& Business Advisors

Members:
American and Pennsylvania Institutes
of Certified Public Accountants
Division for CPA Firms:
SEC Practice Section

INDEPENDENT AUDITOR'S REPORT

To the Stockholders
E. E. Powell & Company, Inc.

We have audited the accompanying statements of financial condition of E. E. Powell & Company, Inc. (the "Company") as of December 31, 2002 and 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E. E. Powell & Company, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting standards generally accepted in the United States of America.

Stokes & Hinds, LLC

January 23, 2003

9401 McKnight Road
Pittsburgh, Pennsylvania
15237-6000

Phone 412-364-0590

Voice Mail 412-364-6070

Fax 412-364-6176

www.stokes-hinds.com

E.E. POWELL & COMPANY, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2002 and 2001

ASSETS

	2002	2001
Cash	$ 49,935	$ 58,444
Deposits with clearing organizations	50,000	50,000
Net receivable from broker-dealers and clearing organizations	307,694	302,967
Securities owned:		
Marketable, at market value	165,093	256,543
Not readily marketable, at estimated fair value	164,783	141,746
Furniture and equipment, less accumulated depreciation of $160,087 and $146,887, respectively	22,648	25,973
Prepaid expenses	3,072	1,862
	$ 763,225	$ 837,535

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

	2002	2001
Accounts payable and accrued expenses	$ 22,772	$ 31,295
Securities sold, not yet purchased, at market value	13,882	61,879
	36,654	93,174
Commitments and contingent liabilities		
STOCKHOLDERS' EQUITY		
Common stock, no par value, 100,000 shares authorized, 72,928 and 75,000 shares issued and outstanding, respectively	721,263	741,749
Paid in capital	8,021	8,251
Retained earnings(deficit)	(2,713)	(5,639)
	726,571	744,361
	$ 763,225	$ 837,535

See accompanying notes.

E.E. POWELL & COMPANY, INC.

STATEMENTS OF INCOME

Years Ended December 31, 2002 and 2001

	2002	2001
REVENUES		
Commissions and fees	$ 748,810	$ 710,946
Net dealer inventory and investment gains	1,190,729	855,787
Mutual funds - direct sales	115,440	131,271
Interest and dividends	24,307	26,688
Other	4,434	4,001
	2,083,720	1,728,693
EXPENSES		
Employee compensation and benefits	1,305,419	1,251,469
Commissions and clearance fees	189,458	146,872
Communications and data processing	63,390	57,041
Occupancy and equipment rental	138,964	134,487
Interest	4,462	4,206
Taxes, other than income taxes	3,137	2,340
Other operating expenses	375,964	146,235
	2,080,794	1,742,650
INCOME (LOSS) BEFORE INCOME TAXES	2,926	(13,957)
Provision for income taxes(benefit)	-	-
NET INCOME (LOSS)	$ 2,926	$ (13,957)

See accompanying notes.

E.E. POWELL & COMPANY, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2002 and 2001

	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
BALANCE AT JANUARY 1, 2001	$ 741,749	$ 8,251	$ 8,318	$ 758,318
Net loss	-	-	(13,957)	(13,957)
BALANCE AT DECEMBER 31, 2001	741,749	8,251	(5,639)	744,361
Net income	-	-	2,926	2,926
Purchase and retirement of treasury stock (2072 shares)	(20,486)	(230)	-	(20,716)
BALANCE AT DECEMBER 31, 2002	$ 721,263	$ 8,021	$ (2,713)	$ 726,571

See accompanying notes.

E.E. POWELL & COMPANY, INC.

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2002 and 2001

	2002	2001
OPERATING ACTIVITIES		
Net income (loss)	$ 2,926	$ (13,957)
Adjustments to reconcile net income (loss) to net cash provided by operating activities		
Depreciation	13,200	16,800
(Increase)decrease in:		
Net receivable from broker-dealers and clearing organizations	(4,727)	(38,961)
Securities owned	68,413	7,633
Prepaid expenses	(1,210)	(26)
Increase(decrease) in:		
Accounts payable and accrued expenses	(8,523)	2,610
Securities sold, net yet purchased	(47,997)	35,773
NET CASH PROVIDED BY OPERATING ACTIVITIES	22,082	9,872
INVESTING ACTIVITIES		
Purchase of equipment	(9,875)	(4,988)
FINANCING ACTIVITIES		
Purchase and retirement of treasury stock	(20,716)	-
NET INCREASE(DECREASE) IN CASH	(8,509)	4,884
CASH AT BEGINNING OF YEAR	58,444	53,560
CASH AT END OF YEAR	$ 49,935	$ 58,444
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Interest paid	$ 4,462	$ 4,206
Income taxes paid	$ -	$ -

See accompanying notes.

E.E. POWELL & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2002 and 2001

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

E. E. Powell & Company, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers, Inc.

On April 3, 1994, the Company went fully disclosed, thereby becoming an introducing broker. By doing such, the Company can accept customer orders but elects to clear through another broker. In this arrangement, the Company accepts the customers' orders and the clearing brokers clear the trades. Either party may initiate the execution of a trade. The clearing broker processes and settles the customer transactions for the Company and maintains detailed customer records. The Company no longer carries security accounts for customers or performs custodial functions relating to customer securities.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions - Generally accepted accounting principles require that customers' and proprietary securities transactions and the related commission income and expense be recorded on a trade date basis. In keeping with industry practices, the Company records such transactions on a settlement date basis. The difference between the two methods was not significant to the financial statements at December 31, 2002 and 2001.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Interest is earned on the amounts receivable throughout the year and is charged on amounts payable throughout the year.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in income.

Commissions - Commissions and related clearing expenses are recorded on a settlement date basis as securities transactions occur.

Depreciation - Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated useful lives. Accelerated methods of depreciation are followed for all assets for financial reporting purposes.

Income Taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. For 2002 and 2001 there were no material book/tax differences.

Compensated Absences - Employees of the Company are entitled to paid vacations, sick days and personal days off, depending on job classification, length of service, and other factors. It is impracticable to estimate the amount of compensation for future absences, and, accordingly, no liability has been recorded in the accompanying statement of financial condition. The Company's policy is to recognize the costs of compensated absences when actually paid.

Statement of Cash Flows - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days, that are not held for sale in the ordinary course of business.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications - Certain amounts for the year ended December 31, 2001 have reclassified to conform with the presentation of the December 31, 2002 financial statements. These reclassifications had no effect on net income for the year ended December 31, 2001.

NOTE C - RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

	2002		2001	
	Receivable	Payable	Receivable	Payable
Receivable from clearing organizations	$ 307,694	$ -	$ 302,967	$ -

NOTE D - SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities recorded at market value, as follows:

	2002		2001	
	Owned	Sold, Not Yet Purchased	Owned	Sold, Not Yet Purchased
State and municipal obligations	$ 4,950	$ -	$ 98,163	$ -
Corporate stocks	321,626	13,882	296,826	61,879
Stock warrants	3,300	-	3,300	-
	$ 329,876	$ 13,882	$ 398,289	$ 61,879

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At December 31, 2002 and 2001, these securities at estimated fair values consist of the following:

	2002	2001
Equities	$ 164,783	$ 141,746

E.E. POWELL & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

NOTE E - COMMITMENTS

The Company has obligations under an operating lease with initial noncancellable terms in excess of one year at December 31, 2002. Aggregate future minimum annual rentals for office space are listed below:

2003	$ 75,603
2004	75,603
2005	18,901
	$ 170,107

Rent expense attributable to this lease for the year ended December 31, 2002 and 2001, aggregated $75,729 and $77,578, respectively.

NOTE F - CONTINGENCY

During 1999, the Company was named as a defendant in a civil suit filed under federal and state securities laws and related common laws. The action attempts to certify a class and alleges certain securities and common law claims against numerous defendants arising out of the sale of stock in a now defunct company. The only involvement of the Company was their acting as a stock broker in the purchase and sale of shares of the company. Plaintiffs are seeking damages in an unspecified amount. The ultimate outcome of this litigation is unknown at this time.

NOTE G - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002, the Company had net capital of $501,006. At December 31, 2002, the Company's net capital was $251,006 in excess of required net capital of $250,000. The Company's net capital ratio was .05 to 1 at December 31, 2002.

NOTE H - CONCENTRATION OF CREDIT RISK

At various times during the year ended December 31, 2001, the Company maintained bank accounts with statement balances in excess of the FDIC insured amount of $ 100,000 in one Pittsburgh bank.

NOTE I - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2002 and 2001, at the market value of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2002 and 2001.

NOTE J - PROFIT-SHARING PLAN

The Company has a profit-sharing (defined contribution) retirement plan covering substantially all employees with one year of service. The amount of the contribution to the plan is determined annually by the Board of Directors and may vary from zero to fifteen percent of covered compensation.

It is the Company's policy to expense contributions each year and to fund such cost. The amounts contributed to the profit-sharing plan for the years ended December 31, 2002 and 2001 was $0.

The Company's plan was terminated on December 31, 2002 and replaced with a Simple IRA plan on January 1, 2003.

NOTE K - INCOME TAX EXPENSE (BENEFIT)

The Company has state net operating loss carryforwards at December 31, 2002 of approximately $83,000 that expire from December 31, 2007 to December 31, 2012. The deferred tax benefit provided by the net operating losses has been fully reserved.

NOTE L - REGULATORY EXEMPTIONS

The Company is a broker-dealer exempt from Securities and Exchange Commission rule 15c3-3 and therefore has not included the schedules entitled "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" in the supplementary information of this report. The Company has been designated as an exempt broker-dealer under exemption (k)(2)(ii), "Introducing firms that clear general securities transactions through another broker-dealer on a fully disclosed basis."

SUPPLEMENTARY INFORMATION

Stokes & Hinds, LLC

Certified Public Accountants
& Business Advisors

Members:
American and Pennsylvania Institutes
of Certified Public Accountants
Division for CPA Firms:
SEC Practice Section

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Stockholders
E. E. Powell & Company, Inc.

We have audited the accompanying financial statements of E. E. Powell & Company, Inc. as of and for the years ended December 31, 2002 and 2001, and have issued our report thereon dated January 23, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule for the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stokes & Hinds, LLC

January 23, 2003

9401 McKnight Road
Pittsburgh, Pennsylvania
15237-6000
Phone 412-364-0590
Voice Mail 412-364-6070
Fax 412-364-6176
www.stokes-hinds.com

E.E. POWELL & COMPANY, INC.

SCHEDULE FOR THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2002

NET CAPITAL

Total stockholders' equity	$ 726,571
Deductions and/or charges:	
Non-allowable assets	
Securities not readily marketable	164,783
Furniture and equipment, net	22,648
Other assets	3,222
Other deductions and/or charges	190,653
Net capital before haircuts on securities positions (Tentative net capital)	535,918
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))	
Trading and investment securities	
Debt securities	347
Other securities	30,604
	30,951
Undue concentrations	3,961
	34,912
Net capital	$ 501,006

E.E. POWELL & COMPANY, INC.

SCHEDULE FOR THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2002

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 22,772
Total aggregate indebtedness	$ 22,772

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 1,518
Minimum dollar net capital required	$ 250,000
Net capital requirement	$ 250,000
Excess net capital	$ 251,006
Excess net capital at 1000%	$ 498,729
Ratio: Aggregate indebtedness to net capital	.05 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2002)

Net capital, as reported in Company's Part II (unaudited) Focus Report	$ 501,006
Net capital page 11	$ 501,006

Stokes & Hinds, LLC

Certified Public Accountants
& Business Advisors

Members:
American and Pennsylvania Institutes
of Certified Public Accountants

Division for CPA Firms:
SEC Practice Section

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Stockholders
E. E. Powell & Company, Inc.

In planning and performing our audit of the financial statements and the supplemental schedule of E. E. Powell & Company, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulations T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9401 McKnight Road
Pittsburgh, Pennsylvania
15237-6000

Phone 412-364-0590
Voice Mail 412-364-6070
Fax 412-364-6176
www.stokes-hinds.com

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stokes & Hinds, LLC

January 23, 2003